UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2021 (Report No. 1)

Commission file number: 001- 38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

CONTENTS

SciSparc Ltd. (the “Company”) is announcing that it will effect a reverse split of the Company’s ordinary shares, which are not traded on any stock exchange, at the ratio of 140:1, such that each one hundred and forty (140) ordinary shares, no par value, shall be consolidated into one (1) ordinary share, no par value. Concurrently with the reverse split, the Company will effect a corresponding change in the ratio of ordinary shares to each of the Company’s American Depositary Shares (“ADSs”), such that its ratio of ADSs to ordinary shares will change from one (1) ADS representing one hundred and forty (140) ordinary shares to a new ratio of one (1) ADS representing one (1) ordinary share. The first date when the Company’s ADSs will begin trading on the OTCQB after implementation of the reverse split and concurrent ratio change will be Monday, August 9, 2021.

Since the ADS to ordinary shares ratio is being reduced on the same proportionate basis as the reverse split, no overall effect on the ADS share price is expected. The number of ADSs held by each holder is not expected to change, and no action is required by ADS holders.

The reverse split will reduce the Company’s registered share capital to approximately 25.7 million ordinary shares and the number of outstanding ordinary shares to approximately 2.3 million ordinary shares.

No fractional shares will be issued as a result of the reverse split. In accordance with the Company’s Articles of Association, all fractional shares will be rounded to the nearest whole ordinary share, such that only shareholders holding fractional consolidated shares of more than one half of one whole share shall be entitled to receive one consolidated share.

This Report on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-225745 and File No. 333-233417) and on Form S-8 (File No. 333-225773) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: August 5, 2021	By:	/s/Oz Adler
		Name:	Oz Adler
		Title:	Chief Financial Officer

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